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                           June 29, 2022

       Andr   Choulika
       Chief Executive Officer and Director
       Cellectis S.A.
       8, rue de la Croix Jarry
       75013 Paris, France

                                                        Re: Cellectis S.A.
                                                            Registration
Statement on Form F-3
                                                            Filed June 24, 2022
                                                            File No. 333-265826

       Dear Dr. Choulika:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Peter Devlin